REVOLUTION ACCELERATION ACQUISITION CORP

1717 Rhode Island Avenue, NW 10th floor

Washington, D.C. 20036

June 23, 2021

VIA EDGAR

Jeff Kauten

Staff Attorney

Office of Technology

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

RE:	Revolution Acceleration Acquisition Corp (the “Company”)
Registration Statement on Form S-4
File No. 333-254539

Dear Mr. Kauten:

Pursuant to Rule 461(a) of the General Rules and Regulations under the Securities Act of 1933, as amended, the Company hereby respectfully requests that the effective date of the Company’s Registration Statement on Form S-4 (File No. 333-254539) be accelerated by the Securities and Exchange Commission to 4:00 p.m. Washington D.C. time on June 24, 2021 or as soon as practicable thereafter.

We request that we be notified of such effectiveness by a telephone call to Blair T. Thetford of Skadden, Arps, Slate, Meagher & Flom LLP at (212) 735-2082 and that such effectiveness also be confirmed in writing.

Very truly yours,

Revolution Acceleration Acquisition Corp

By:	/s/ John K. Delaney
Name: John K. Delaney
Title: Chief Executive Officer

cc:	Stephen F. Arcano and Blair T. Thetford
Skadden, Arps, Slate, Meagher & Flom LLP

cc:	Jocelyn Arel
Goodwin Procter LLP